

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 3, 2011

Joseph Rozelle
Nautilus Global Partners, LLC
700 Gemini, Suite 100
Houston, TX 77058

> **Re:** **Registration Statements on Form 10-12G filed on November 10, 2010**
> **for each of the following registrants:**
> **Transatlantic Acquisition Corporation (000-54188)**
> **Superior Growth Corporation (000-54187)**
> **Southern Growth Corporation (000-54186)**
> **Formative Growth Corporation (000-54185)**
> **Evolution Acquisition Corporation (000-54184)**
> **Emerging Acquisition Corporation (000-54183)**
> **Eastern Acquisition Corporation (000-54182)**
> **Constellation Growth Corporation (000-54181)**
> **Century Acquisition Corporation (000-54180)**
> **Apollo Acquisition Corporation (000-54179)**

Dear Mr. Rozelle:

    We have completed our review of the filings referenced above and have no further comments at this time.

                                    Sincerely,

                                    /s/ Celeste M. Murphy

                          for   Larry Spirgel
                                 Assistant Director

cc: Lawrence G. Nusbaum, Esq.
       Gusrae, Kaplan, Bruno & Nusbaum PLLC
       Via facsimile: (212) 809-5449